Exhibit 99.3

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Institutes Expense Reduction Initiative to Improve its Operating Results

Goal to Reduce Expenses in 2014 by more than 25%

TEL AVIV, Israel, January 6, 2014 -- RiT Technologies Ltd. (NASDAQ CM: RITT), the leader in intelligent infrastructure management and the developer of an innovative indoor optical wireless technology solution, announced today a plan to reduce operating expenses by more than 25% in 2014. As part of this plan, RiT will focus its efforts on maintaining its 2014 sales targets while implementing cost efficiencies in its purchasing and logistics, reducing its R&D development costs as well as reducing its global workforce by 10% to 15% .

"We have instituted a number of cost reduction initiatives without sacrificing top-line growth or inhibiting our margin expansion efforts, with the goal of improving our business results in 2014,” commented Dr. Vadim Leiderman, RiT's President and CEO. “Although the decision to reduce our workforce was difficult, we are confident it is in the best interest of all stakeholders.”

“As we continue to execute our long-term growth strategy to introduce new products, penetrate new markets and expand our addressable market, we have successfully expanded our distribution network.   The increase in the number of our distribution partners who have integrated our IIM and DCIM solutions into their product offering will allow us to realize efficiencies that should result in margin expansion over the long-term."

About RiT Technologies
RiT (NASDAQ: RITT) is a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster(TM) product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way
For more information, please visit our website: www.rittech.com.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Contact:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

or

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
ritt@kcsa.com